

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Vincent Andreula
Chief Executive Officer
Imperalis Holding Corp.
30 N Gould Street, Suite 11023
Sheridan, Wyoming 82801

      Re: Imperalis Holding Corp.
           Registration Statement on Form 10-12G
           Filed April 13, 2021
           File No. 000-52140

Dear Mr. Andreula:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10 filed April 13, 2021

Business
CBD Products, page 1

1.   We note your statement that "CBD is derived from industrial hemp, and because of its low Tetrahydrocannabinol (THC) content, is lawful in the United States and has no measurable psychoactive effects." However, we also note that some states restrict the purchase, sale and/or possession of CBD and that CBD products must comply with other applicable laws, such as the FD&C Act. We further note your disclosure that cannabis remains illegal under federal law and "[w]e would likely be unable to execute our business plan if the federal government were to enforce federal law regarding cannabis and applied such laws to low THC containing hemp, or other federal or state laws were to be extended to our business." Please remove or revise your statement as to the legality of CBD accordingly, or provide us with the legal analysis supporting such statement.

Customers and Marketing, page 5

2. We note your reference to your website: "Our products are currently marketed through our website, cannacuresciences.com." Your website appears not to be working. Please revise your disclosure accordingly.

Regulatory Requirements, page 6

3. We note your bullet point list of regulations and/or laws governing your business. Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you. In this regard, please revise to provide more details concerning government approval of CBD related products. In this regard, we note that the FDA has only approved one CBD product. Please also disclose, if true, that your CBD products have not been approved. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

4. Please also discuss the testing procedures, if any, for your CBD products, including whether the lab(s) performing tests on your CBD products meet the "ISO 17025" or other applicable standards. If you are not having your CBD products tested please add a risk factor on the potential consequences on your business.

Risk Factors
Our stock price has been extremely volatile and our common stock is not listed on a national stock exchange; ..., page 13

5. We note your disclosure that "[a]n active public market for our common stock currently exists on the OTC Markets (www.otcmarkets.com) but may not be sustained." However, it appears that OTC Markets has discontinued the display of quotes for your shares on www.otcmarkets.com. Please revise this risk factor to disclose this fact and to discuss the risks to investors of buying your shares given that the OTC Markets Group has designated your securities as 'Caveat Emptor' and placed a skull and crossbones icon next to your stock symbol to "inform investors that there may be reason to exercise additional caution and perform thorough due diligence before making an investment decision" in your securities.

General

6. Please acknowledge that your registration statement will become effective by operation of law 60 days from the date you filed it, that you will be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934 beginning at such time, and that we may continue to comment on your registration statement after the effective date.

Vincent Andreula
Imperalis Holding Corp.
May 11, 2021
Page 3

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services